SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 10)


                  Price Communications Corporation
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           741437305
                         (CUSIP Number)

                     Peter G. Samuels, Esq.
                          1585 Broadway
                    New York, New York  10036
                         (212) 969-3335

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                               N/A

              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                (Continued on following pages(s))
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. 741437305

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert Price
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) /__/
                                                       (b) /__/

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          NA

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                       /__/


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          447,238

8.   SHARED VOTING POWER

          -0-

9.   SOLE DISPOSITIVE POWER

          447,238

10.  SHARED DISPOSITIVE POWER

          -0-
________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON



12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                            /__/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          6.2%

14.  TYPE OF REPORTING PERSON

          IN

          This Amendment amends Item 5.

Item 5.   Interest in Securities of the Issuer

          (a)  Aggregate Number or Percentage of Shares of Common
               Stock Outstanding Beneficially Owned by the
               Reporting Person

               According to Schedules 13D filed by Lance Laifer, Laifer Capital Management, Inc. and Hilltop Partners, L.P., and subsequent information provided by such parties to the Company, such parties have disposed of all of their shares of Common Stock, with the result that Mr. Price no longer shares the power to vote and dispose of shares of Common Stock held by such parties. As a consequence, and as a consequence of certain dispositions of Common Stock by Mr. Price (none of which occurred during the past 60 days), Mr. Price beneficially owned as of March 24, 1997, 447,238 shares of Common Stock or approximately 6.2% of the 7,207,114 shares outstanding on February 19, 1997

          (b)  Number of Shares and Power to Vote

               Mr. Price has the sole power to vote the shares listed under Item 5(a) and the sole power to dispose of such shares.

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date:  March 24, 1997

Signature:  /s/ Robert Price
               Robert Price